UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Medalist Diversified REIT, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

58403P105

(CUSIP Number)

Robert V Wallace

132 Lincoln Street

Boston, MA 02111

617-423-2003

With a copy to:

Peter Korn, Jr., Esq.

Foley Hoag LLP

1301 Avenue of the Americas

New York, NY

212-812-0385 10019

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58403P105	13D	Page 2 of 5 Pages
1.	Names of Reporting Persons.
Robert V. Wallace
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 755,813
	8.	Shared Voting Power
	9.	Sole Dispositive Power 755,813
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 755,813
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58403P105	13D	Page 3 of 5 Pages
1.	Names of Reporting Persons.
TPG Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 633,714
	8.	Shared Voting Power
	9.	Sole Dispositive Power 633,714
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 633,714
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 58403P105	Page 4 of 5 Pages

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Medalist Diversified REIT, Inc., a Maryland corporation (the “Issuer”), filed by Robert V. Wallace and TPG Holdings, LLC (together, the “Reporting Persons”) on February 4, 2022, as amended by Amendment No. 1 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on February 28, 2022, and as amended by Amendment No. 2 to Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 15, 2022 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.            Item 4 of the Schedule 13D shall hereby be amended by inserting the following paragraph between the first and second paragraphs:

On April 19, 2023, Mr. Wallace sent a letter to the Issuer setting forth his intention to nominate himself as a director for election at the Issuer’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”). On April 21, 2023, the Issuer notified Mr. Wallace that it was rejecting his proposed nomination.

The Reporting Persons may also wish to exercise their right to inspect certain books and records of the Issuer pursuant to Section 8-402 of the Maryland Corporations and Associations Code in order to identify and communicate with other stockholders in connection with any solicitation of proxies in connection with the Annual Meeting and to obtain additional information about the Issuer, and the Reporting Persons may demand that the Issuer make such books and records available.

2.            Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 58403P105	Page 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 3, 2023

ROBERT V. WALLACE

/s/ Robert V. Wallace
Robert V. Wallace

tpg holdings, llc

By:	/s/ Steven E. Goodman
Steven E. Goodman
Manager